November 9, 2018

David J. Westgor
Vice President, General Counsel, and Secretary
MicroVision, Inc.
6244 185th Avenue NE, Suite 100
Redmond, Washington 98052

       Re: MicroVision, Inc.
           Registration Statement on Form S-3
           Filed November 1, 2018
           File No. 333-228113

Dear Mr. Westgor:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Joel F. Freedman